Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of OfficeMax Incorporated:

We consent to the use of our report dated February 25, 2009, with respect to the consolidated balance sheets of OfficeMax Incorporated and subsidiaries as of December 27, 2008 and December 29, 2007, and the related consolidated statements of income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 27, 2008, and the effectiveness of internal control over financial reporting as of December 27, 2008, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the Registration Statement.

Our report on the Company’s consolidated financial statements refers to changes in accounting for uncertainty in income taxes in 2007, and defined benefit and other postretirement plans in 2006.

/s/ KPMG LLP
KPMG LLP

Chicago, Illinois
November 3, 2009